TSX:GNG
www.goldengoliath.com

GOLDEN GOLIATH INVESTOR RELATIONS

Golden Goliath Resources Ltd. (TSX.V: GNG) (US:GGTH-F)

Vancouver, Canada, April 3, 2018

CHINESE INVESTMENT GROUP SOLICITS PRESENTATION FROM GOLDEN GOLIATH

Golden Goliath is pleased to announce that is has been approached by the Chinese Investment Club of Toronto who feel that they have investors interested in following the company. The lead of the group is already a long-term loyal investor in GNG and strongly believes in both the potential and high probability success of Golden Goliath and its team.

This investment club has had recent success by being long-term holders of other companies, and see similar potential with GNG. The group approached GNG and met with CEO Paul Sorbara at PDAC this year. After a thorough meeting, a request was made for GNG to forward a detailed, in-depth Fact Sheet that would serve as the basis for an investor presentation to be delivered to an Asian audience later this fall in Toronto.

This Fact Sheet has since been developed specifically for an Asian audience in mind. An educational and analytics consultant was hired to contribute, edit, and proof the data for presentation. Multiple drafts were completed; the final draft has been approved by all parties and has been translated by a professional.

The value in this engagement is important. A small fee has been paid to the investment company (no free shares or options or warrants have been issued); this cost is in line with GNG's philosophy of preserving capital until the precious metals market re-rates and GNG's true value is recognized. GNG's financial resources, as previously stated, are slated primarily to preparation for drilling its 100% owned San Timoteo property .Timelines are being prepared for a presentation in Toronto with a probable follow-on presentation being tabled for Vancouver as well.

With regards to this year's PDAC, Golden Goliathʻs CEO Paul Sorbara stated that he “saw an increase in investor optimism over past years” and held multiple meetings with present and potential investors. GNG has been quietly active and as a result of PDAC and its constant campaign to raise awareness as to the opportunity that the Company presents.

Sorbara stated that “2018 for GNG and its committed team of professionals will be all about 'filling in the gaps' as we proceed toward the recognition point of the potential our projects have to offer. Plans are in place and the funding of a comprehensive surface and underground drill program designed to test our high quality, “bonanza zone” targets on our San Timoteo property will allow our loyal, patient, and persevering shareholder base to benefit from a rare opportunity that has presented itself.“ The company is completely confident in drilling success and looks forward to rewarding shareholders for their ling-term trust.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the information regarding Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s San Timoteo property claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.